DropCar, Inc.
1412 Broadway, Suite 2105
New York, New York 10018

February 12, 2020

VIA EDGAR

Ms. Jan Woo
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:
DropCar, Inc.
Registration Statement on Form S-3
Filed February 7, 2020
File No. 333-236330

Dear Ms. Woo:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, DropCar, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Friday, February 14, 2020, at 9:00 a.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed to Daniel A. Bagliebter, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6856.

Thank you very much.

Very truly yours, DropCar, Inc. /s/ Joshua Silverman By: Joshua Silverman Title: Chairman of the Board of Directors